EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended April 27, 2007 and April 28, 2006

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 27, 2007	April 28, 2006	April 27, 2007	April 28, 2006

Net Sales	$312,280	$247,939	$569,524	$453,604
Gross Margin	98,862	80,739	173,431	143,598

Net Earnings	$19,760	$17,659	$32,561	$26,023

Basic

Weighted Average Number of Shares Outstanding	25,590	25,385	25,560	25,361

Earnings Per Share – Basic	$.77	$.70	$1.27	$1.03

Diluted

Weighted Average Number of Shares Outstanding	25,590	25,385	25,560	25,361

Net Shares Assumed to be Issued for Stock Options	407	432	404	419

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	25,997	25,817	25,964	25,780

Earnings Per Share – Diluted	$.76	$.68	$1.25	$1.01